PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-202524
Dated October 16, 2015

Performance

HSBC USA Inc. Airbag Performance Securities
$3,953,000 Securities Linked to the EURO STOXX 50® Index due on October 21, 2025

Investment Description

These Airbag Performance Securities Linked to the EURO STOXX 50® Index (the "Index") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC"), which we refer to as the "Securities". The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. If the Index Return is greater than zero, HSBC will pay the Principal Amount at maturity plus pay a return equal to the product of (i) the Principal Amount multiplied by (ii) the Index Return multiplied by (iii) the Upside Participation Rate. If the Index Return is equal to or less than zero by not more than the Threshold Percentage of 40%, HSBC will pay the full Principal Amount at maturity. However, if the Index Return is less than -40%, HSBC will pay less than the full Principal Amount at maturity, if anything. In this case, you will be exposed to the downside performance of the Index beyond the Threshold Percentage at a rate greater than 1-for-1 due to the Downside Multiplier. Specifically, you will be exposed to a 1.6667% decrease for each additional 1% that the Index decreases by more than the Threshold Percentage of 40%. In that case, you could lose a significant amount and possibly up to all of your investment. **Investing in the Securities involves significant risks. You will not receive any interest or dividend payments during the term of the Securities. You may lose some or all of your Principal Amount. The contingent repayment of principal only applies if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

- **Participation in Positive Index Returns:** If the Index Return is greater than zero, HSBC will pay the Principal Amount at maturity plus a return equal to the Index Return multiplied by the Upside Participation Rate. If the Index Return is less than zero, you may be exposed to the negative Index Return at maturity.
- **Contingent Repayment of Principal at Maturity:** If the Index Return is equal to or less than zero by not more than the Threshold Percentage of 40%, HSBC will pay the full Principal Amount at maturity. However, if the Index Return is less than -40%, HSBC will pay less than the full Principal Amount at maturity, if anything. In this case, you will be exposed to the downside performance of the Index beyond the Threshold Percentage at a rate greater than 1-for-1. Specifically, you will be exposed to a 1.6667% decrease for each additional 1% that the Index decreases by more than the Threshold Percentage of 40%. In that case, you could lose a significant amount and possibly up to all of your investment. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the ability of HSBC to pay its obligations as they become due.

Key Dates

Trade Date	October 16, 2015
Settlement Date	October 21, 2015
Final Valuation Date[1]	October 16, 2025
Maturity Date[1]	October 21, 2025

[1] Subject to adjustment as described in the accompanying Equity Index Underlying Supplement.

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE UP TO THE FULL DOWNSIDE MARKET RISK OF THE INDEX, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 4 OF THIS PRICING SUPPLEMENT AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-2 OF THE ACCOMPANYING EQUITY INDEX UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

This pricing supplement relates to Securities linked to the performance of the EURO STOXX 50® Index. The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Index. The Securities are offered at a minimum investment of one Security at $1,000.00 per Security, and integral multiples of $1,000.00 in excess thereof.

Index	Bloomberg Symbol	Initial Level	Upside Participation Rate	Threshold Percentage	Downside Multiplier	CUSIP/ISIN
EURO STOXX 50® Index	SX5E	3,264.93	148%	40%	1.6667	40434K685/US40434K6854

See "Additional Information About HSBC USA Inc. and the Securities" on page 2 of this pricing supplement. The Securities offered will have the terms specified in the accompanying prospectus dated March 5, 2015, the accompanying prospectus supplement dated March 5, 2015, the accompanying Equity Index Underlying Supplement dated March 5, 2015 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying Equity Index Underlying Supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 10 for a description of the distribution arrangements.

The Estimated Initial Value of the Securities on the Trade Date is $902.50 per Security, which is less than the price to public. The market value of the Securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 3 and "Key Risks" beginning on page 4 of this document for additional information.

	Price to Public	Underwriting Discount[(1)]	Proceeds to Us
Per Security	$1,000	$50	$950
Total	$3,953,000	$197,650	$3,755,350

[(1)] See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc. **HSBC Securities (USA) Inc.**

Additional Information About HSBC USA Inc. and the Securities

This pricing supplement relates to one offering linked to the Index identified on the cover page. As a purchaser of a Security, you will acquire an investment instrument linked to the Index. Although this offering relates to the Index, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Index, or as to the suitability of an investment in the Securities.

You should read this document together with the Equity Index Underlying Supplement dated March 5, 2015, the prospectus dated March 5, 2015 and the prospectus supplement dated March 5, 2015. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 4 of this pricing supplement and in "Risk Factors" beginning on page S-2 of the Equity Index Underlying Supplement and beginning on page S-1 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC has filed a registration statement (including the Equity Index Underlying Supplement, a prospectus and prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the Equity Index Underlying Supplement, the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the Equity Index Underlying Supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Equity Index Underlying Supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

- Prospectus supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

- Prospectus dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

As used herein, references to "HSBC", "we", "the issuer", "us" and "our" are to HSBC USA Inc. References to the "Equity Index Underlying Supplement" mean the Equity Index Underlying Supplement dated March 5, 2015, references to "prospectus supplement" mean the prospectus supplement dated March 5, 2015 and references to "accompanying prospectus" mean the HSBC prospectus dated March 5, 2015.

Investor Suitability

The Securities may be suitable for you if:

- You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- You can tolerate a loss of all or a substantial portion of your investment, and you are willing to be exposed to the downside performance of the Index beyond the Threshold Percentage at a rate equal to the Downside Multiplier.
- You believe the Index will appreciate over the term of the Securities.
- You believe the Index is not likely to decline by more than the Threshold Percentage.
- You are willing to invest in the Securities based on the Upside Participation Rate indicated on the cover hereof
- You are willing to hold the Securities to maturity and accept that there may be little or no secondary market for the Securities.
- You accept the risk and return profile of the Securities, in contrast to conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating that would pay interest at prevailing market rates.
- You do not seek current income from your investment and are willing to forgo dividends paid on the stocks included in the Index.
- You seek an investment with returns based on the performance of companies in the Eurozone.
- You are willing to assume the credit risk of HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations you may not receive any amounts due to you, including any repayment of your principal.

The Securities may not be suitable for you if:

- You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- You cannot tolerate a loss of all or a substantial portion of your investment, and you are unwilling to be exposed to the downside performance of the Index beyond the Threshold Percentage at a rate equal to the Downside Multiplier.
- You seek an investment that provides a full return of principal at maturity.
- You believe that the Index will depreciate during the term of the Securities and that the percentage depreciation from the Initial Level to the Final Level is likely to be greater than the Threshold Percentage.
- You are unwilling to invest in the Securities based on the Upside Participation Rate indicated on the cover hereof
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating that would pay interest at prevailing market rates.
- You seek current income from this investment or prefer to receive the dividends paid on the stocks included in the Index.
- You do not seek an investment with returns based on the performance of companies in the Eurozone.
- You are unable or unwilling to hold the Securities to maturity or you seek an investment for which there will be an active secondary market.
- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities, for any payment on the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also carefully review "Key Risks" beginning on page 4 of this pricing supplement and the more detailed "Risk Factors" beginning on page S-2 of the Equity Index Underlying Supplement and beginning on page S-1 of the accompanying prospectus supplement.

Final Terms	
Issuer	HSBC USA Inc.
Principal Amount	$1,000 per Security.
Term	Approximately ten years.
Index	EURO STOXX 50® Index (Ticker: SX5E)
Payment at Maturity (per $1,000 Principal Amount Security)	**If the Index Return is positive,** HSBC will pay you an amount in cash equal to: $1,000 + ($1,000 × Index Return × Upside Participation Rate) **If the Index Return is equal to or less than zero by not more than the Threshold Percentage,** HSBC will pay you a cash payment of: $1,000 per Security **If the Index Return is less than zero by more than the Threshold Percentage,** HSBC will pay you a cash payment at maturity that is less than the Principal Amount of $1,000 per Security, if anything, equal to: $1,000 + [$1,000 × (Index Return + Threshold Percentage) × Downside Multiplier] **In this case, you will lose 1.6667% of principal for each additional 1% that the Index Return is less than -40%. You will lose a significant amount and possibly all of your investment.**
Upside Participation Rate	148%
Threshold Percentage	40%
Downside Multiplier	1.6667, equal to 1 / (1-Threshold Percentage)
Index Return	Final Level – Initial Level / Initial Level
Initial Level	3,264.93, which was the Closing Level of the Index on the Trade Date.
Final Level	The Closing Level of the Index on the Final Valuation Date.
Closing Level	The Closing Level on any scheduled trading day will be the closing level of the Index as determined by the calculation agent and based on the value displayed on Bloomberg Professional® service page "SX5E <INDEX>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Estimated Initial Value	The Estimated Initial Value of the Securities is less than the price you pay to purchase the Securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Securities, Which Was Determined by Us on the Trade Date, Is Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any."
CUSIP / ISIN	40434K685/US40434K6854
Calculation Agent	HSBC USA Inc. or one of its affiliates.

Investment Timeline



Trade Date

The Closing Level of the Index (Initial Level) was observed and the Upside Participation Rate was set.

Maturity Date

The Final Level and Index Return are determined on the Final Valuation Date.

If the Index Return is greater than zero, HSBC will pay you a cash payment at maturity equal to:

$1,000 + ($1,000 × Index Return × Upside Participation Rate)

If the Index Return is equal to or less than zero by not more than the Threshold Percentage, HSBC will pay you a cash payment per Security equal to $1,000.

If the Index Return is less than zero by more than the Threshold Percentage, HSBC will pay you a cash payment per Security equal to:

$1,000 + [$1,000 × (Index Return + Threshold Percentage) × Downside Multiplier].

In this scenario, you will lose 1.6667% of principal for each additional 1% that the Index Return is less than -40%, up to a loss of your entire investment.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying Equity Index Underlying Supplement and the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Your Investment in the Securities May Result in a Loss** – The Securities do not guarantee the return of any of your investment. If the Index Return is less than zero by more than the Threshold Percentage, you will lose a percentage of the Principal Amount equal to the product of (i) the Downside Multiplier and (ii) the sum of (a) the Index Return and (b) the Threshold Percentage. Accordingly, if the Index Return is less than zero by more than the Threshold Percentage, you will be exposed to the downside performance of the Index beyond the Threshold Percentage at a rate greater than 1-for-1. You could lose your entire investment. Any payment on the Securities is subject to our ability to pay our obligations as they become due.

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the Index has not declined by more than the Threshold Percentage.

♦ **The Upside Participation Rate Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Upside Participation Rate or the Securities themselves, and the return you realize may be less than the Index's return, even if that return is positive. You can receive the full benefit of the Upside Participation Rate only if you hold your Securities to maturity.

♦ **The Amount Payable on the Securities Is Not Linked to the Level of the Index at Any Time Other Than on the Final Valuation Date** – The Final Level will be based on the Closing Level of the Index on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Index increases prior to the Final Valuation Date but then drops on the Final Valuation Date to a level that is less than the Initial Level, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Index prior to such drop. Although the actual level of the Index on the Maturity Date or at other times during the term of the Securities may be higher than the Final Level, the Payment at Maturity will be based solely on the Closing Level of the Index on the Final Valuation Date.

♦ **The Securities Are Subject to the Credit Risk of the Issuer** – The Securities are senior unsecured debt obligations of HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amount owed to you under the terms of the Securities and you could lose your entire investment.

♦ **The Estimated Initial Value of the Securities, Which Was Determined by Us on the Trade Date, Is Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any –** The Estimated Initial Value of the Securities was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Securities to be more favorable to you. We determined the value of the embedded derivatives in the Securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market (if any exists) at any time.

♦ **The Price of Your Securities in the Secondary Market, if Any, Immediately After the Trade Date Will Be Less than the Price to Public –** The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Securities, the underwriting discount and the costs associated with structuring and hedging our obligations under the Securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Securities in the secondary market, if any, the price you would receive for your Securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Index and changes in market conditions, and cannot be predicted with accuracy. The Securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Securities to maturity. Any sale of the Securities prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Securities Immediately After the Settlement Date, the Price You Receive May Be Higher than the Estimated Initial Value of the Securities –** Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 12 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities that we will no longer expect to incur over the term of the Securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Securities based on changes in market conditions and other factors that cannot be predicted.

- **No Interest Payments** – HSBC will not make any interest payments with respect to the Securities.

- **The Securities Lack Liquidity** – The Securities will not be listed on any securities exchange or quotation system. An affiliate of HSBC intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which an affiliate of HSBC is willing to buy the Securities. This price, if any, will exclude any fees or commissions paid when the Securities were purchased and therefore will generally be lower than such purchase price.

- **Owning the Securities Is Not the Same as Owning the Stocks Comprising the Index** – The return on your Securities may not reflect the return you would realize if you actually owned the stocks included in the Index. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks included in the Index would have and such dividends or other distributions will not be incorporated in the determination of the Index Return.

- **Market Price Prior to Maturity** – The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; dividends paid on the stocks included in the Index; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of HSBC.

- **Non-U.S. Securities Markets Risks** – The stocks included in the Index are issued by non-U.S. companies and are traded on various non-U.S. exchanges. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks than stocks issued by U.S. companies and listed on U.S. exchanges.

- **The Index Return Will Not Be Adjusted for Changes in Exchange Rates Relative to the U.S. Dollar Even Though the Index Constituent Stocks Are Traded in a Foreign Currency and the Securities Are Denominated in U.S. Dollars** – The value of your Securities will not be adjusted for exchange rate fluctuations between the U.S. dollar and the euro, which is the currency in which the index constituent stocks are principally traded. Therefore, if the euro appreciates or depreciates relative to the U.S. dollar over the term of the Securities, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

- **Changes Affecting the Index** – The policies of the index sponsor concerning additions, deletions and substitutions of the stocks included in the Index and the manner in which the index sponsor takes account of certain changes affecting those stocks included in the Index may adversely affect the level of the Index. The policies of the index sponsor with respect to the calculation of the Index could also adversely affect the level of the Index. The index sponsor may discontinue or suspend calculation or dissemination of the Index. Any such actions could have an adverse effect on the value of the Securities.

- **Potential HSBC and UBS Financial Services Inc. Impact on Price** – Trading or transactions by HSBC, UBS Financial Services Inc., or any of their respective affiliates in the stocks comprising the Index or in futures, options, exchange-traded funds or other derivative products on stocks comprising the Index, may adversely affect the market value of the stocks comprising the Index, the level of the Index, and, therefore, the market value of your Securities.

- **Potential Conflicts of Interest** – HSBC, UBS Financial Services Inc., or any of our or their respective affiliates may engage in business with the issuers of the stocks comprising the Index, which could affect the price of such stocks or the level of the Index and thus, may present a conflict between the obligations of HSBC and you, as a holder of the Securities. Additionally, potential conflicts of interest may exist between the Calculation Agent, which may be HSBC or any of its affiliates, and you with respect to certain determinations and judgments that the Calculation Agent must make, which include determining the Payment at Maturity based on the Final Level as well as whether to postpone the determination of the Final Level and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

- **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services Inc., or Our or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or any of our or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and such research, opinions or recommendations may be revised at any time. Any such research, opinions or recommendations could affect the level of the Index or the price of the stocks included in the Index, and therefore, the market value of the Securities.

- **The Securities Are Not Insured or Guaranteed by any Governmental Agency of the United States or any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Securities and you could lose your entire investment.

- **Uncertain Tax Treatment** – Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See "What Are the Tax Consequences of the Securities?" on page 8 of this pricing supplement.

Scenario Analysis and Examples at Maturity

The examples and table below illustrate Payments at Maturity for a hypothetical offering of the Securities under various scenarios, with the terms set forth below. Numbers in the examples and table below have been rounded for ease of analysis. You should not take these examples or the table below as an indication or assurance of the expected performance of the Index. You should consider carefully whether the Securities are suitable to your investment goals. Any payment on the Securities is subject to our ability to pay our obligations as they become due:

Term:	Ten years
Principal Amount:	$1,000
Threshold Percentage:	40%
Upside Participation Rate:	148%
Downside Multiplier:	1.6667

Example 1 — The level of the Index *increases* by 10% from the Initial Level to the Final Level. The Index Return is greater than zero, and the Payment at Maturity is calculated as follows:

Index Return = 10%

Payment at Maturity = $1,000 + ($1,000 × 10% × 148%) = $1,148.00 per Security

Because the Index Return is equal to 10%, the Payment at Maturity is equal to $1,148.00 per $1,000.00 Principal Amount of Securities, resulting in a total return on the Securities of 14.80%.

Example 2 — The level of the Index *decreases* by 10% from the Initial Level to the Final Level. The Index Return is negative, and the Payment at Maturity is calculated as follows:

Index Return = -10%

Payment at Maturity = $1,000.00

Because the Index Return is equal to or less than zero by not more than the Threshold Percentage of 40%, HSBC will pay you a Payment at Maturity equal to $1,000.00 per $1,000.00 Principal Amount of Securities, resulting in a zero percent return on the Securities.

Example 3 — The level of the Index *decreases* by 60% from the Initial Level to the Final Level. The Index Return is negative, and the Payment at Maturity is calculated as follows:

Index Return = -60%

Payment at Maturity = $1,000 + [$1,000 × (-60% + 40%) × 1.6667] = $666.66

Because the Index Return is less than -40%, the Securities will be exposed to the downside performance of the Index beyond the Threshold Percentage at a rate greater than 1-for-1. Specifically, you will be exposed to a 1.6667% decrease for each additional 1% that the Index decreases by more than the Threshold Percentage of 40%. Therefore, the Payment at Maturity is equal to $666.66 per $1,000.00 Principal Amount of Securities, resulting in a total loss on the Securities of 33.334%.

If the Index Return is less than -40%, the Securities will be exposed to the downside performance of the Index beyond the Threshold Percentage at a rate greater than 1-for-1, and you will lose a significant portion or all of your Principal Amount at maturity.

Hypothetical Payment at Maturity for each $1,000.00 Principal Amount of Securities.

The table below illustrates, for a $1,000.00 investment in the Securities, hypothetical Payments at Maturity for a hypothetical range of Index Returns. The hypothetical Payments at Maturity set forth below are for illustrative purposes only. The actual Payment at Maturity applicable to a purchaser of the Securities will depend on the Final Level. You should consider carefully whether the Securities are suitable to your investment goals. Any payment on the Securities is subject to our ability to pay our obligations as they become due. The numbers appearing in the table below have been rounded for ease of analysis.

Index Return[1]	Return on the Securities	Payment at Maturity per $1,000 Principal Amount
100.00%	148.000%	$2,480.000
90.00%	133.200%	$2,332.000
80.00%	118.400%	$2,184.000
70.00%	103.600%	$2,036.000
60.00%	88.800%	$1,888.000
50.00%	74.000%	$1,740.000
40.00%	59.200%	$1,592.000
30.00%	44.400%	$1,444.000
20.00%	29.600%	$1,296.000
10.00%	14.800%	$1,148.000
0.00%	**0.000%**	**$1,000.000**
-5.00%	0.000%	$1,000.000
-10.00%	0.000%	$1,000.000
-20.00%	0.000%	$1,000.000
-30.00%	0.000%	$1,000.000
-40.00%	0.000%	$1,000.000
-40.01%	**-0.010%**	**$983.333**
-50.00%	-16.667%	$833.330
-60.00%	-33.334%	$666.660
-70.00%	-50.001%	$499.990
-80.00%	-66.668%	$333.320
-90.00%	-83.335%	$166.650
-100.00%	-100.000%	$0.000

(1)   The Index Return excludes cash dividend payments on stocks included in the Index.

What Are the Tax Consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid executory contracts with respect to the Index. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and HSBC intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for the U.S. federal income tax considerations applicable to Securities that are treated as pre-paid executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of the Securities is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

We will not attempt to ascertain whether any of the entities whose stock is included in the Index would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Index were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Index and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Index is or becomes a PFIC or USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Securities.

Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Securities issued before January 1, 2016. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale or redemption of the Securities will only apply to payments made after December 31, 2018.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Description of the Index

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" on page S-11 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the Index

The following graph sets forth the historical performance of the Index based on the daily historical closing levels from January 1, 2008 to October 16, 2015, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical levels of the Index should not be taken as an indication of future performance.



Source: Bloomberg Professional® service

The Official Closing Level of the Index on October 16, 2015 was 3,264.93.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Final Terms" in this pricing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for the purposes of determining the Index Return. If a Market Disruption Event exists with respect to the Index on that scheduled trading day, then the accelerated Final Valuation Date for the Index will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC has agreed to sell to the Agent, and the Agent has agreed to purchase, all of the Securities at the price indicated on the cover of this pricing supplement. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. The Agent may allow a concession to its affiliates not in excess of the underwriting discount set forth on the cover of this pricing supplement.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Securities, but is under no obligation to make a market in the Securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the accompanying prospectus supplement.

Validity of the Securities

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Securities pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Securities offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.